August 30, 2019

Gerard Stascausky
Managing Director
Iron Bridge Mortgage Fund LLC
9755 SW Barnes Road, Suite 420
Portland, Oregon 97225

       Re: Iron Bridge Mortgage Fund LLC
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 2
           Filed August 26, 2019
           File No. 024-10777

Dear Mr. Stascausky:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 or Sonia Barros, Assistant
Director, at 202-551-3655 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate and
                                                             Commodities